                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  ON2.COM INC.
                                ----------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   68338A 10 7
                                 --------------
                                 (CUSIP Number)

                                 DAVID S. SILVER
                                C/O ON2.COM INC.
                              375 GREENWICH STREET
                            NEW YORK, NEW YORK 10013
                                 (212) 941-2400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 25, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box / /.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        [Continued on the following page]

                                Page 1 of 6 pages
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                                  SCHEDULE 13D

CUSIP NO. 68338A                                               PAGE 2 OF 6 PAGES


1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Harry Edelson

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                                                                         (B) /X/
3       SEC USE ONLY

4       SOURCE OF FUNDS*
        OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   |_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

                      7    SOLE VOTING POWER
                             -0-
      NUMBER OF
       SHARES         8    SHARED VOTING POWER
     BENEFICIALLY            3,033,049 (See item 5)
      OWNED BY
        EACH          9    SOLE DISPOSITIVE POWER
     REPORTING               -0-
    PERSON WITH
                     10    SHARED DISPOSITIVE POWER
                             3,033,049 SHARES (SEE ITEM 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,033,049 SHARES (SEE ITEM 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.8%

14    TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 68338A                                               PAGE 3 OF 6 PAGES


1     NAME OF REPORTING PERSONS   .
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 22-3256000
      Edelson Technology Partners III, L.P.                       ----------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) / /
                                                                         (B) /X/
3     SEC USE ONLY

4     SOURCE OF FUNDS*
         OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                        7     SOLE VOTING POWER
      NUMBER OF                 3,033,049 SHARES (SEE ITEM 5)
       SHARES
     BENEFICIALLY       8     SHARED VOTING POWER
      OWNED BY
        EACH                    -0-
      REPORTING
     PERSON WITH        9     SOLE DISPOSITIVE POWER
                                3,033,049 SHARES (SEE ITEM 5)

                       10     SHARED DISPOSITIVE POWER
                                -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,033,049 SHARES (SEE ITEM 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.8%

14    TYPE OF REPORTING PERSON*
         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 68338A                                               PAGE 4 OF 6 PAGES


ITEM 1.        SECURITY AND ISSUER.

         The title of the class of equity securities to which this Statement relates is Common Stock, no par value (the "Company Common Stock"), of On2.com Inc., a Colorado corporation (the "Company"), which has its principal executive offices at 375 Greenwich Street, New York, New York 10013.

ITEM 2.        IDENTITY AND BACKGROUND.

         Harry Edelson (together with Edelson Technology Partners III, L.P., the "Reporting Persons") is the Managing Partner of Edelson Technology Partners III, L.P. ("ETP"), a Delaware partnership, which provides venture capital investment management. Mr. Edelson's principal offices are located at 300 Tice Boulevard, Woodcliff Lake, New Jersey 07675. In addition, Mr. Edelson serves as a director of the Company, which develops broadband video compression technology. The principal office of the Company is located at 375 Greenwich Street, New York, New York 10013. Furthermore, Mr. Edelson serves as a director of The Duck Corporation, a Delaware corporation ("Duck"), which is wholly-owned by the Company and develops broadband video compression technology. The principal offices of Duck are located at 375 Greenwich Street, New York, New York 10013. During the last five years, Mr. Edelson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Edelson is a United States citizen.

                   ETP is a Delaware partnership, which provides venture capital investment management. The principal offices of ETP are located at 300 Tice Boulevard, Woodcliff Lake, New Jersey 07675. During the last five years, neither ETP nor its executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.

ITEM 4.        PURPOSE OF TRANSACTION.

         On June 15, 1999, Applied Capital Acquisition Corp., a Delaware corporation (the "Merger-Sub"), a wholly-owned subsidiary of Applied Capital Funding, Inc., a Colorado corporation ("Applied"), merged (the "Merger") with and into Duck, pursuant to an Agreement and Plan of Merger, dated as of June 9, 1999 (the "Merger Agreement"). Duck develops broadband video compression technology. Following the Merger, the business of Applied is the business conducted by Duck prior to the Merger. In conjunction with the Merger, Applied changed its name to "On2.com Inc."

         Pursuant to the terms of the Merger Agreement, the Company's predecessor (Applied) issued 15,000,000 shares of its authorized but unissued common stock to the former holders of Duck common stock (the "Duck Common Stock") based on a conversion ratio of .889334306 shares of the Company Common Stock for each share of Duck Common Stock issued and outstanding as of the effective time of the Merger. The shares issued to the former Duck stockholders represents approximately 65% of the outstanding Company Common Stock following the Merger.

         In addition, all outstanding options and warrants to purchase Duck Common Stock were converted into options and warrants to purchase Company Common Stock. Duck warrants to purchase an aggregate of 2,552,974 shares of Duck

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                                  SCHEDULE 13D
CUSIP NO. 68338A                                               PAGE 5 OF 6 PAGES


Common Stock at an exercise price of $3.917 per share and one warrant to purchase 175,000 shares of Duck Common Stock at an exercise price of $2.79 per share were, giving effect to certain anti-dilutive provisions, converted into warrants to purchase an aggregate of 3,343,211 shares of Company Common Stock at an exercise price of $3.14 per share. Duck employee stock options to purchase an aggregate of 1,802,000 shares of Duck Common Stock were converted into options to purchase 1,602,580 shares of Company Common Stock as follows: (i) 557,613 shares of Company Common Stock at an exercise price of $.88 per share; (ii) 570,952 shares of Company Common Stock at an exercise price of $1.12 per share; and (iii) 474,014 shares of Company Common Stock at an exercise price of $2.25 per share. In conjunction with the Merger, the Company granted 455,000 options to new employees, contingent upon their acceptance of employment, at an exercise price of $1.50 per share.

         Prior to the Merger, Ajmal Khan, Peter Lee and Jeffrey L. Taylor served as directors of the Company. Upon the consummation of the Merger, the number of members of the Board of Directors of the Company was increased from 3 to 5 and Mr. Lee and Mr. Taylor resigned as directors of the Company. David S. Silver, Daniel B. Miller, Harry Edelson and Jack L. Rivkin were appointed as directors to fill the vacancies left on the Board of Directors of the Company, to serve in such capacities until the next annual meeting of the stockholders of the Company or until their earlier resignation or removal.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) ETP is the record owner of 3,033,049 shares, which includes 2,349,998 shares of Company Common Stock and a warrant to purchase 683,051 shares of Company Common Stock, at an exercise price of $3.14 per share, exercisable immediately, representing approximately 12.8% of the outstanding Class. ETP has sole power to vote these shares and sole power to direct the disposition of these shares.

         As Managing Partner of ETP, Mr. Edelson may be deemed to be the beneficial owner of the 2,349,998 shares of Company Common Stock and the warrant to purchase 683,051 shares of Company Common Stock that are owned of record by ETP. In addition, Mr. Edelson may be deemed to share the power to vote or direct the disposition of the shares owned of record by ETP.

(c) Except as set forth in Item 4, no transaction in the issued and outstanding shares of the Company by the Reporting Persons has been effected during the past 60 days.

(d) The Reporting Persons are not aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Company Common Stock set forth above.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in
Item 2 and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.     Merger Agreement, dated as of June 9, 1999.


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                                  SCHEDULE 13D
CUSIP NO. 68338A                                               PAGE 6 OF 6 PAGES


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                            /s/ Harry Edelson
June 28, 1999                               ------------------------------
                                            HARRY EDELSON


June 28, 1999                               EDELSON TECHNOLOGY PARTNERS
                                            III, L.P.


                                            /s/ Harry Edelson
                                            ------------------------------
                                            Name:
                                            Title: